SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995

                SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN

                         SANTA FE ENERGY RESOURCES, INC.
                              1616 SOUTH VOSS ROAD
                              HOUSTON, TEXAS 77057

                                     1 of 20

                SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN

                                                                           Page
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INDEX TO FINANCIAL STATEMENTS AND EXHIBITS

(a)   Financial Statements:

      Report of Independent Accountants                                       4

      Statement of Net Assets Available for Plan Benefits,
       with Fund Information at December 31, 1995                             5

      Statement of Net Assets Available for Plan Benefits,
       with Fund Information at December 31, 1994                             6

      Statement of Changes in Net Assets Available for Plan Benefits,
       with Fund Information For the Year Ended December 31, 1995             7

      Statement of Changes in Net Assets Available for Plan Benefits,
       with Fund Information For the Year Ended December 31, 1994             8

      Notes to Financial Statements                                        9-15

(b)   Additional Information*:

      Item 27a - Schedule of Assets Held For Investment Purposes at
       December 31, 1995                                                     17

      Item 27d - Schedule of Reportable Transactions For
       the Year Ended December 31, 1995                                      18


* All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

(c)   Exhibits:

      No. 24 - Consent of Independent Accountants                             20

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, persons who administer the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                             SANTA FE ENERGY RESOURCES
                             SAVINGS INVESTMENT PLAN

                             By: /s/ MARK A. OLDER
                                     Mark A. Older
                                     Member - Employee Benefits Committee

Date:  June 27, 1996

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Employee Benefits Committee of
Santa Fe Energy Resources Savings Investment Plan


In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Santa Fe Energy Resources Savings Investment Plan at December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 1995 and schedule of reportable transactions for the year ended December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Houston, Texas
May 29, 1996

                SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                DECEMBER 31, 1995

                                                                           Fund Information
                                                    --------------------------------------------------------------
                                                        Fixed             S&P           Company
                                                      Interest           Index           Stock         Wellington
                                                        Fund              Fund            Fund            Fund
                                                    ------------       -----------     -----------     -----------
               ASSETS
Investments, at fair value:
  TCB - Short-term investment                       $    887,481       $    78,795     $   164,978     $    50,775
  Santa Fe Energy Resources, Inc.
    common stock                                                                         6,590,526
  Mutual funds                                                                                           2,006,197
  Commingled trust funds                               3,215,248         4,567,388
  Loans to participants
                                                    ------------       -----------     -----------     -----------
                                                       4,102,729         4,646,183       6,755,504       2,056,972
Investments, at contract value:
  Prudential Investment Contract                       7,330,862
  Travelers Investment Contract                        3,602,166
                                                    ------------       -----------     -----------     -----------
          Total investments                           15,035,757         4,646,183       6,755,504       2,056,972
Receivables:
  Employer contribution                                                     16,223         461,857
  Employee contribution                                                                      6,239          11,250
  Accrued interest and dividends                         315,341               525             683             204
  Other                                                                                     10,551
                                                    ------------       -----------     -----------     -----------
          Total receivables                              315,341            16,748         479,330          11,454
                                                    ------------       -----------     -----------     -----------
          Total assets                                15,351,098         4,662,931       7,234,834       2,068,426
Liabilities:
  Miscellaneous payables                                                                                   (51,983)
                                                    ------------       -----------     -----------     -----------
          Total liabilities                                                                                (51,983)
                                                    ------------       -----------     -----------     -----------
Net assets available for plan benefits              $ 15,351,098       $ 4,662,931     $ 7,234,834     $ 2,016,443
                                                    ============       ===========     ===========     ===========

                                                                 Fund Information
                                                     -----------------------------------------
                                                       Growth
                                                       Equity          Loan
                                                        Fund           Fund           Total
                                                     -----------    -----------   ------------
               ASSETS
Investments, at fair value:
  TCB - Short-term investment                        $    49,809                  $  1,231,838
  Santa Fe Energy Resources, Inc.
    common stock                                                                     6,590,526
  Mutual funds                                         1,619,496                     3,625,693
  Commingled trust funds                                                             7,782,636
  Loans to participants                                             $ 1,428,646      1,428,646
                                                     -----------    -----------   ------------
                                                       1,669,305      1,428,646     20,659,339
Investments, at contract value:
  Prudential Investment Contract                                                     7,330,862
  Travelers Investment Contract                                                      3,602,166
                                                     -----------    -----------   ------------
          Total investments                            1,669,305      1,428,646     31,592,367
Receivables:
  Employer contribution                                                                478,080
  Employee contribution                                   11,067                        28,556
  Accrued interest and dividends                             190                       316,943
  Other                                                                                 10,551
                                                     -----------    -----------   ------------
          Total receivables                               11,257                       834,130
                                                     -----------    -----------   ------------
          Total assets                                 1,680,562      1,428,646     32,426,497
Liabilities:
  Miscellaneous payables                                 (65,624)                     (117,607)
                                                     -----------    -----------   ------------
          Total liabilities                              (65,624)                     (117,607)
                                                     -----------    -----------   ------------
Net assets available for plan benefits               $ 1,614,938    $ 1,428,646   $ 32,308,890
                                                     ===========    ===========   ============

         The accompanying notes are an integral part of this statement.

                SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN

   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                DECEMBER 31, 1994

                                                                           Fund Information
                                         -------------------------------------------------------------------------------------------
                                           Fixed          S&P        Company                    Growth
                                          Interest       Index        Stock      Wellington     Equity        Loan
                                            Fund          Fund         Fund         Fund         Fund         Fund          Total
                                         -----------   ----------   ----------   ----------   ----------   -----------   -----------
               ASSETS
Investments, at fair value:
  Cash ...............................   $    46,564   $   14,965   $    7,507   $    8,771   $    6,439                 $    84,246
  TCB - Short-term investment ........       101,513       44,781      157,827       22,340       22,411                     348,872
  Santa Fe Energy Resources
    common stock .....................                               4,860,902                                             4,860,902
  Mutual funds .......................                                            1,240,564       654,325                  1,894,889
  Commingled trust funds .............     3,503,181    2,883,320                                                          6,386,501
  Loans to participants ..............                                                                     $ 1,383,024     1,383,024
                                         -----------   ----------   ----------   ----------   ----------   -----------   -----------
                                           3,651,258    2,943,066    5,026,236    1,271,675      683,175     1,383,024    14,958,434
Investments, at contract value:
  Prudential Investment Contract .....     7,930,037                                                                       7,930,037
  Travelers Investment Contract ......     3,894,064                                                                       3,894,064
                                         -----------   ----------   ----------   ----------   ----------   -----------   -----------
          Total investments ..........    15,475,359    2,943,066    5,026,236    1,271,675      683,175     1,383,024    26,782,535
Receivables:
  Employer contribution ..............                                 366,210                                               366,210
  Accrued interest and dividends .....        82,070          260          736       19,827        7,793        11,407       122,093
                                         -----------   ----------   ----------   ----------   ----------   -----------   -----------
          Total receivables ..........        82,070          260      366,946       19,827        7,793        11,407       488,303
                                         -----------   ----------   ----------   ----------   ----------   -----------   -----------

Net assets available for plan benefits   $15,557,429   $2,943,326   $5,393,182   $1,291,502   $  690,968   $ 1,394,431   $27,270,838
                                         ===========   ==========   ==========   ==========   ==========   ===========   ===========

         The accompanying notes are an integral part of this statement.

                SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
           WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                  Fund Information
                                            ---------------------------------------------------------
                                              Fixed            S&P           Company
                                             Interest         Index           Stock       Wellington
                                               Fund            Fund           Fund           Fund
                                            ------------    -----------    -----------    -----------
Additions to net assets attributed to:-
   Investment income:
      Interest and dividends ............   $    954,769    $     5,249    $     8,253    $    42,770
      Net unrealized appreciation
        in value of investments .........                     1,083,976        958,943        327,082
      Net realized gain on sale of assets                        16,293        115,972         11,854
Contributions:
   Employer .............................                                    1,294,377
   Employees ............................        840,613        324,916        151,741        208,153
   Transfers from other plans ...........         66,096        184,139         50,619          3,682
                                            ------------    -----------    -----------    -----------
        Total additions .................      1,861,478      1,614,573      2,579,905        593,541
                                            ------------    -----------    -----------    -----------
Deductions to net assets attributed to:
   Loan defaults
   Net distributions to participants ....     (1,261,221)      (218,487)      (406,450)       (60,230)
   Interfund transfers ..................       (806,588)       323,519       (331,803)       191,630
                                            ------------    -----------    -----------    -----------
        Total deductions ................     (2,067,809)       105,032       (738,253)       131,400
                                            ------------    -----------    -----------    -----------
Net increase (decrease) .................       (206,331)     1,719,605      1,841,652        724,941
Net assets available for plan benefits:
   Beginning of period ..................     15,557,429      2,943,326      5,393,182      1,291,502
                                            ------------    -----------    -----------    -----------

   End of period ........................   $ 15,351,098    $ 4,662,931    $ 7,234,834    $ 2,016,443
                                            ============    ===========    ===========    ===========

                                                         Fund Information
                                            ------------------------------------------
                                              Growth
                                              Equity          Loan
                                               Fund           Fund           Total
                                            -----------    -----------    ------------
Additions to net assets attributed to:-
   Investment income:
      Interest and dividends ............   $     3,038    $   104,196    $  1,118,275
      Net unrealized appreciation
        in value of investments .........       239,786                      2,609,787
      Net realized gain on sale of assets           554                        144,673
Contributions:
   Employer .............................                                    1,294,377
   Employees ............................       172,696                      1,698,119
   Transfers from other plans ...........         4,141                        308,677
                                            -----------    -----------    ------------
        Total additions .................       420,215        104,196       7,173,908
                                            -----------    -----------    ------------
Deductions to net assets attributed to:
   Loan defaults ........................                      (89,702)        (89,702)
   Net distributions to participants ....       (99,766)                    (2,046,154)
   Interfund transfers ..................       603,521         19,721               0
                                            -----------    -----------    ------------
        Total deductions ................       503,755        (69,981)     (2,135,856)
                                            -----------    -----------    ------------
Net increase (decrease) .................       923,970         34,215       5,038,052
Net assets available for plan benefits:
   Beginning of period ..................       690,968      1,394,431      27,270,838
                                            -----------    -----------    ------------

   End of period ........................   $ 1,614,938    $ 1,428,646    $ 32,308,890
                                            ===========    ===========    ============

         The accompanying notes are an integral part of this statement.

                SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
           WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1994

                                                               Fund Information
                                          ---------------------------------------------------------
                                             Fixed           S&P           Company
                                            Interest        Index           Stock       Wellington
                                              Fund           Fund            Fund           Fund
                                          ------------    -----------    -----------    -----------
Additions to net assets attributed to:-
   Investment income:
      Interest and dividends ..........   $    995,177    $     2,552    $     4,627    $    60,088
      Net unrealized appreciation
       (depreciation) in value of
       investments ....................                        36,763       (678,971)       (59,948)
      Net realized gain (loss) on
       sale of assets .................                         2,831        (34,895)        (1,866)
Contributions:
   Employer ...........................                                    1,352,069
   Employees ..........................        884,421        339,719        175,864        200,992
   Transfers from other plans .........        354,600         66,066          3,322         82,424
                                          ------------    -----------    -----------    -----------
        Total additions ...............      2,234,198        447,931        822,016        281,690
                                          ------------    -----------    -----------    -----------
Deductions to net assets attributed to:
   Net distributions to participants ..     (3,316,576)      (424,276)      (705,605)      (285,061)
   Interfund transfers ................        570,971       (162,787)      (394,531)        65,275
                                          ------------    -----------    -----------    -----------
        Total deductions ..............     (2,745,605)      (587,063)    (1,100,136)      (219,786)
                                          ------------    -----------    -----------    -----------
Net increase (decrease) ...............       (511,407)      (139,132)      (278,120)        61,904
Net assets available for plan benefits:
   Beginning of period ................     16,068,836      3,082,458      5,671,302      1,229,598
                                          ------------    -----------    -----------    -----------

   End of period ......................   $ 15,557,429    $ 2,943,326    $ 5,393,182    $ 1,291,502
                                          ============    ===========    ===========    ===========

                                                     Fund Information
                                          ----------------------------------------
                                           Growth
                                           Equity         Loan
                                            Fund          Fund           Total
                                          ---------    -----------    ------------
Additions to net assets attributed to:-
   Investment income:
      Interest and dividends ..........   $   8,964    $   155,209    $  1,226,617
      Net unrealized appreciation
       (depreciation) in value of
       investments ....................      13,928           --          (688,228)
      Net realized gain (loss) on
       sale of assets .................          84           --           (33,846)
Contributions:
   Employer ...........................        --                        1,352,069
   Employees ..........................     129,839           --         1,730,835
   Transfers from other plans .........       9,500           --           515,912
                                          ---------    -----------    ------------
        Total additions ...............     162,315        155,209       4,103,359
                                          ---------    -----------    ------------
Deductions to net assets attributed to:
   Net distributions to participants ..    (113,813)          --        (4,845,331)
   Interfund transfers ................     (38,960)       (39,968)              0
                                          ---------    -----------    ------------
        Total deductions ..............    (152,773)       (39,968)     (4,845,331)
                                          ---------    -----------    ------------
Net increase (decrease) ...............       9,542        115,241        (741,972)
Net assets available for plan benefits:
   Beginning of period ................     681,426      1,279,190      28,012,810
                                          ---------    -----------    ------------

   End of period ......................   $ 690,968    $ 1,394,431    $ 27,270,838
                                          =========    ===========    ============

         The accompanying notes are an integral part of this statement.

                SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN:

The following description of the Santa Fe Energy Resources Savings Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions, as the document is controlling at all times.

GENERAL

The Plan is a defined contribution plan, established as the Santa Fe Energy Resources Retirement and Savings Plan, which became operative and was restated and renamed the Santa Fe Energy Resources Savings Investment Plan, effective November 1, 1990, in anticipation of the spin-off of Santa Fe Energy Resources, Inc. (SFER or the Company) from its parent company, Santa Fe Pacific Corporation
(SFP).

ADMINISTRATION OF THE PLAN

The Plan is administered by the Employee Benefits Committee appointed by the Board of Directors of the Company. Texas Commerce Bank currently acts as trustee on behalf of the Plan. Hewitt Associates provides recordkeeping services to the Plan.

ELIGIBILITY

Substantially all salaried full-time employees of the Company are eligible to participate in the Plan on the first day of the month after their date of hire. Eligible employees may become participants in the Plan by authorizing regular payroll deductions and designating investment allocations for such deductions.

CONTRIBUTIONS

Participants may elect to contribute from 1% to 12% of their annual base pay. Tax-deferred contributions to the Plan by individual employees were limited to $9,240 in 1995 and 1994, respectively. This limitation is adjusted annually to reflect cost-of-living adjustments. Further, the Internal Revenue Code (Code) limits the total amount of contributions and forfeitures to the Plan (and all other defined contribution plans of the Company) to the lesser of 25% of total annual compensation or $30,000 per participant. The Plan is also subject to the "top-heavy" rules of the Code and regulations promulgated thereunder. These rules basically state that for any Plan year in which the Plan is "top-heavy", there are certain additional restrictions which apply with respect to the contributions which are permitted on behalf of key employees. There were no restrictions due to "top-heavy" provisions during 1995 or 1994.

The Company contributes (the Employer Matching Contribution) on behalf of each participant an amount equal to 100% of such participant's tax-deferred contributions up to 4% of his annual base pay. Employer Matching Contributions are entirely in the form of Company stock and held in the Company Stock Fund.

At the end of each fiscal year, the Company may elect to make an additional matching contribution (Performance Match Contribution) if the performance of the Company meets or exceeds certain goals for that year. Under the Performance Match Contribution, participants may receive up to another 50 percent (2 percent of annual base pay) of each regular Company contribution. For the years ended December 31, 1995 and 1994, the Company made Performance Match Contributions of $377,870 and $362,550, respectively. The Performance Match Contribution amounts for 1995 and 1994 are accrued as a receivable from employer in the statement of financial condition at December 31, 1995 and 1994, respectively. Performance Match Contributions are entirely in the form of Company stock and held in the Company Stock Fund.

A participant who receives a qualifying distribution from a former employer's retirement or savings plan may contribute the distribution to the Plan. Such contribution must be a "rollover" contribution in accordance with Section 402 of the Code or be made by a direct trust-to-trust transfer.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution, and allocations of (a) the Company's contribution, (b) Plan earnings of each fund in which the participant has invested and (c) forfeitures of terminated participants' nonvested accounts on the same basis used to record assets in the financial statements. Forfeitures totaled $24,988 at December 31, 1995.

VESTING

Participants are 100% vested at all times with respect to their contributions and rollover accounts. Participants' employer contributions accounts vest at a rate of 20% per year for each full year of service and become 100% vested after five full years of service as well as in the case of death, total disability, attainment of normal retirement age or certain other circumstances.

INVESTMENTS

Participants can direct their investment decisions up to 12% of their annual base pay into one or all of the investment funds. Contribution rates may be changed at any time.

As of December 31, 1995, the five investment funds of the Plan were as follows:

o FUND 1 - the "Fixed Interest Fund" is a fund invested on a fixed income basis, primarily comprised of investment contracts issued by insurance companies and a bank company collective trust fund that invests primarily in money market types of investments. Such investments generally provide for a guarantee of the principal amount of the fund and a guaranteed fixed interest rate, which rate may be subject to modification from time to time.

o FUND 2 - the "Pooled Equity Fund" or "S&P Index Fund" is a fund invested in an undivided interest in the Wells Fargo Equity Index Fund managed by Wells Fargo Institutional Trust Company. This bank collective trust fund consists of investments that attempt to mirror the performance of the Standard & Poor's Composite Stock Index.

o FUND 3 - the "Company Stock Fund" is a fund invested in the common stock of the Company. Dividends and other distributions or amounts received in respect of company stock held in Fund 3 shall be reinvested in such stock, and each such participant's account shall be credited with a proportionate number of such "new" shares.

o FUND 4 - the "Wellington Fund" or "Balanced Fund" is a fund derived from contributions invested in a diversified and balanced mix of bonds and common stocks, with the objectives of principal preservation and achievement of reasonable income and capital appreciation without significant risk. This fund is managed by the Vanguard Group of Investment Companies.

o FUND 5 - the "Vanguard World Fund - United States Growth Portfolio" or "Growth Equity Fund" is derived from contributions invested primarily in common stocks with the objective of long-term capital appreciation. The fund is managed by the Vanguard Group of Investment Companies.

Notwithstanding the foregoing, the trustee may invest such portion of a fund in cash or short-term cash equivalents for liquidity purposes.

LOANS

Loans may be made pursuant to the Plan. In connection with such loans, the provisions of the Plan (1) provide for the securing of such loans by, among other things, the value of the participant's vested account balance, (2) provide a reasonable rate of interest, (3) set forth the maximum loan term, (4) establish any minimum and maximum loan amounts and (5) provide a fixed repayment schedule. Only one loan per employee may be outstanding at one time and no subsequent loans will be permitted until one month after the prior loan has been paid in full.

During 1995, $652,925 of new loans were issued to participants and $467,340 of principal payments were received from participants. The interest rate charged on loans from the Plan at December 31, 1995 ranged from 6.875 to 10.75% depending upon the length and terms of the loan.

WITHDRAWALS, TRANSFERS AND FORFEITURES

In the event of a participant's death, 100% of the amounts in his accounts will be paid to his designated beneficiaries. In the event of termination of a participant's employment, the participant will receive a distribution of the vested value of their account as of the valuation date on or following their termination of employment or normal retirement date. The Plan also provides for hardship withdrawals under certain circumstances such as certain medical expenses, purchase of a principal residence or tuition for postsecondary education. Distributions may be made in a lump-sum payment or monthly instalments for a specified period or, in the case of accounts invested in Fund 3, can be paid all in stock or part in stock and part in cash.

Forfeitures of unvested employer contributions are applied against future employer contributions. The amount of forfeitures for the years ended December 31, 1995 and 1994 was $24,988 and $33,186, respectively.

AMENDMENT AND TERMINATION

The Board of Directors of the Company may, at any time, amend, discontinue contributions or terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, participants become fully vested in their accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

METHOD OF ACCOUNTING

Financial statements of the Plan are prepared on the accrual basis of accounting and, accordingly, include all adjustments necessary to present fairly the financial position of the Plan.

VALUATION OF INVESTMENTS

Investments in the Fixed Income Fund are valued at contract or fair market value. Valuation of investments in common stock and shares in registered investment company funds is based upon published quotations for the last business day of the Plan year. The valuation of the investment in the S&P Index Fund is based upon its closing sales price reported for the last business day of the year.
Loans are valued at cost which approximates fair market value.

CONTRIBUTIONS

Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Matching Company contributions are recorded in the same period.

INCOME RECOGNITION

Investment income for dividends and interest is recorded on the accrual basis, with dividends accrued on the ex-dividend date.

BENEFITS

Benefit claims are accrued when they have been processed and approved for payment by the Plan. Claims processed and approved, but not paid at December 31, 1995, are not shown as liabilities on the statement of net assets available for plan benefits but are reflected as liabilities on the Plan's 5500.

EXPENSES

Plan administrative expenses are borne by the Company.

NOTE 3 - INVESTMENTS:

The following table presents the Plan's investments; investments that represent 5 percent or more of the Plan's net assets are separately identified.

                                                                         December 31,
                                                                  -------------------------
                                                                     1995          1994
                                                                  -----------   -----------
Investments at fair value as determined by quoted market price:
   Santa Fe Energy Resources common stock .....................   $ 6,590,526   $ 4,860,902
   Vanguard Wellington Fund ...................................     2,006,197     1,240,564
   Vanguard U.S. Growth Portfolio .............................     1,619,496       654,325
   LaSalle National Trust Income Plus Subfund .................     3,215,248     3,503,181
   Wells Fargo Equity Index Fund ..............................     4,567,388     2,883,320
   Other investments ..........................................     1,231,838       433,118
                                                                  -----------   -----------
                                                                   19,230,693    13,575,410
                                                                  -----------   -----------
Investments at estimated fair value:
   Participant loans ..........................................     1,428,646     1,383,024
                                                                  -----------   -----------
Investments at contract value:
   Prudential Group Annuity Contract #6607 ....................     7,330,862     7,930,037
   Guaranteed Benefit Contracts with the Travelers,
    Contract #16314 and #16315; 6.250% to 6.450%;
    12/31/96 to 12/31/97 ......................................     3,602,166     3,894,064
                                                                  -----------   -----------
                                                                   10,933,028    11,824,101
                                                                  -----------   -----------
        Total investments .....................................   $31,592,367   $26,782,535
                                                                  ===========   ===========

During 1995 and 1994, the Plan's investments (including gains and losses on investments sold during the year) appreciated (depreciated) in value by $2,800,082 and $(722,074), respectively, as follows:

                                                                          Year ended
                                                                         December 31,
                                                                   ------------------------
                                                                      1995          1994
                                                                   -----------    ---------
Investments at fair value as determined by quoted market prices:
   S&P Index Fund ..............................................   $ 1,100,269    $  39,594
   Company Stock Fund ..........................................     1,074,915     (713,866)
   Wellington Fund .............................................       338,936      (61,814)
   Growth Equity Fund ..........................................       240,340       14,012
                                                                   -----------    ---------
                                                                   $ 2,754,460    $(722,074)
                                                                   ===========    =========

NOTE 4 - TAX STATUS OF THE PLAN:

The Internal Revenue Service has issued a favorable letter of determination with respect to the tax status of the Plan dated March 29, 1995. However, the Plan has been amended since receiving the determination letter. Management believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code (Code) and therefore the related trust is exempt from federal income tax under Code Section 501(a).

NOTE 5 - NET REALIZED GAIN OR LOSS ON INVESTMENTS:

The net realized gain (loss) on the SFER, SFP and Realty Stock Funds represents sales of common stock, the proceeds of which have been distributed to participants or transferred to other funds. The realized gains (losses) represent the differences between the sales price and the market value of the investments at the beginning of the year, or average cost of the investment for sales of investments purchased during the current year. Under certain circumstances, the cost basis of the common stock for tax purposes may differ from the cost basis for financial reporting purposes.

Net realized gains for the year ended December 31, 1995 were as follows:

                                                                                                ERISA
                                                                                              realized
                                         Proceeds                     Cost                      gain
                                       -------------             -------------               ----------
S&P Index Fund                         $     154,347             $     138,054               $     16,293
Company Stock Fund                           924,540                   808,568                    115,972
Wellington Fund                              164,519                   152,665                     11,854
Growth Equity Fund                             4,465                     3,911                        554
                                       -------------             -------------               ------------
                                       $   1,247,871             $   1,103,198               $    144,673
                                       =============             =============               ============


Net realized gains (losses) for the year ended December 31, 1994 were as follows:

                                                                                                ERISA
                                                                                              realized
                                        Proceeds                     Cost                    gain (loss)
                                     --------------            --------------               ------------
S&P Index Fund                       $      347,864            $      345,033               $     2,831
Company Stock Fund                        1,058,067                 1,092,962                   (34,895)
Wellington Fund                             211,518                   213,384                    (1,866)
Growth Equity Fund                          158,177                   158,093                        84
                                     --------------            --------------               -----------
                                     $    1,775,626            $    1,809,472               $   (33,846)
                                     ==============            ==============               ===========

NOTE 6- DISTRIBUTIONS DUE TO PARTICIPANTS:

Benefit payments requested but not yet paid to participants who have withdrawn from the Plan are as follows:

                                                             December 31,
                                                     ---------------------------
                                                       1995               1994
                                                     --------           --------
Fixed Interest Fund ......................           $127,773           $174,171
S&P Index Fund ...........................             60,177              9,748
Company Stock Fund .......................             11,377             21,825
Wellington Fund ..........................              6,133              2,264
Growth Equity Fund .......................             19,011              2,362
                                                     --------           --------
                                                     $224,471           $210,370
                                                     ========           ========

         These amounts are reflected as liabilities in the Plan's 5500.

                             ADDITIONAL INFORMATION

                                     - 16 -

                                                                      SCHEDULE 1

                SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN

           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1995

    (a)                                                                                                         (e)
   Party                 (b)                                (c)                  Number         (d)           Current
in Interest            Issuer                              Asset                of Units       Cost            Value
- -----------            ------                              -----                --------   ------------   ------------
     *      Santa Fe Energy Resources, Inc.            Common stock              684,730   $  6,277,616   $  6,590,526

            Vanguard Wellington Fund, Inc.             Mutual fund                82,120      1,695,106      2,006,197
            Vanguard World Fund and Growth Portfolio   Mutual fund                79,582      1,366,748      1,619,496
            Wells Fargo Equity Index Fund              Mutual fund                31,811      3,147,385      4,567,388
            Lasalle National Bank                      Income plus fund                       3,215,248      3,215,248

            Texas Commerce Bancshares - Houston, N.A.
             Prime Portfolio                           Fixed Income Fund         887,481        887,481        887,481
            Texas Commerce Bancshares - Houston, N.A.
             Prime Portfolio                           S&P Index Fund             78,795         78,795         78,795
            Texas Commerce Bancshares - Houston, N.A.
             Prime Portfolio                           Company Stock Fund        164,978        164,978        164,978
            Texas Commerce Bancshares - Houston, N.A.
             Prime Portfolio                           Wellington Fund            50,775         50,775         50,775
            Texas Commerce Bancshares - Houston, N.A.
             Prime Portfolio                           Growth Equity Fund         49,809         49,809         49,809

            Prudential                                 GA 6607, 6.5%-8%                       7,330,862      7,330,862
            Travelers                                  GIC #16314 and #16315,
                                                        6.25%-6.45%                           3,602,166      3,602,166
            Participant loans                                                                 1,428,646      1,428,646
                                                                                           ------------   ------------
                                                                                           $ 29,295,615   $ 31,592,367
                                                                                           ============   ============

                                     - 17 -

                                                                      SCHEDULE 2

                SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN

                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                                            (c)                (d)
                                (b)                              Number of            Purchase price      Selling price
      (a)                   Description                     -------------------      (current value at  (current value at
     Party                   of Assets                      Purchases     Sales      Transaction Date)  Transaction Date)
     -----                   ---------                      ---------     -----      -----------------  -----------------
Texas Commerce Bank     Short-Term Investment Co. -
                           Prime Series                        257         134          $ 6,360,932     $ 5,634,432

                                                                               (h)
                               (b)                                          Value on            (i)
      (a)                  Description                       (g)           transaction     Net realized
     Party                  of Assets                       Cost              date          gain/(loss)
     -----                  ---------                       ----              ----          -----------
Texas Commerce Bank    Short-Term Investment Co. -
                          Prime Series                  $ 5,634,432       $  6,360,932          $ 0

     Columns (e) and (f) have been omitted because they are not applicable.

                                     - 18 -

                                INDEX TO EXHIBITS

Exhibit No.                                                                 Page
- -----------                                                                 ----
24 --  Consent of Independent Accountants                                    21

                                     - 19 -